OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

November 4, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-12579
Dear Ms. Thompson:

Reference is made to the letter, dated October 27, 2016, in which you transmitted the comment of the Staff of the Division of Corporation Finance with respect to the above referenced filing (the "Staff Comment Letter"). This letter is submitted on behalf of OGE Energy Corp. (the "Company") in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff's comment in bold face type in this letter, and our response follows immediately.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 58

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We note your response to comment 2. You state that prior to announcing your intention to target dividend increases of approximately 10 percent annually through 2019, you analyzed your cash flow assumptions under a variety of Enable distribution scenarios, including no distribution, and based on your current dividend and assuming the mid-point of your 2016 earnings guidance, you believe you could fund your entire dividend from OG&E. You also state that while distributions from Enable are important to funding your dividend and capital expenditures, they are not critical. Please tell us why you believe your proposal to supplement your current disclosures in Management's Discussion and Analysis by combining such disclosures with your current disclosures in Risk Factors such that all of these disclosures are located in one place would adequately convey to your investors that your plan to increase future dividends is not dependent on the receipt of distributions from Enable. In particular, we note that your disclosures on pages 3, 46 and 106 appear to suggest that you also rely on distributions from Enable to fund your capital needs and support future dividend growth and you rely on such distributions together with dividends from OG&E to pay dividends to your shareholders. It appears you should instead revise your disclosure in future filings to clarify, if true, that distributions from Enable are not critical to your planned targeted dividend increases for the next few years or explain to us why you believe no such revision is necessary.

Response:

In the comment above, the Staff has asked how combining disclosures in one place in Management’s Discussion and Analysis adequately conveys to investors that the Company’s plan to increase future dividends is not dependent on the receipt of distributions from Enable. In reviewing our response to the Staff’s prior comment, we recognize that our response may not have been as clear as it could have been. We did not mean to imply that combining the disclosures in Management’s Discussion and Analysis would convey that future dividends are not dependent on the receipt of distributions from Enable. Rather, combining the disclosures in Management’s Discussion and Analysis was meant to address the Staff’s concern that the Company had not adequately described known trends and uncertainties. The further information in our response about the Enable distributions not being critical was meant to address the level of disclosure around such trends and uncertainties. To amplify what was in our original response, the Company believes that it could fund its dividend growth and forecasted capital expenditures solely from dividends from Oklahoma Gas and Electric Company, assuming achievement of the targeted growth rate for Oklahoma Gas & Electric of three to five percent on a weather normalized basis. In light of the Staff’s continuing concern over these issues, we still propose to combine the disclosures in Management’s Discussion and Analysis as we indicated in our original response, but we will also change the following sentence:

The Company also ~~relies on~~ utilizes cash distributions from its investment in Enable to help fund its capital needs and support future dividend growth.

If you have any questions regarding this response, please contact the undersigned at 405-553-3491.

Very truly yours,

/s/ Scott Forbes
Scott Forbes
Controller and Chief Accounting Officer

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